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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

GRUBB & ELLIS COMPANY

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

400095204

(CUSIP Number)

David J. Greenwald, Esq.
Goldman, Sachs & Co.
85 Broad Street, New York, New York 10004

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person haspreviously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 400095204                                           Page 2 of 13 Pages

  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                               Archon Group, L.P.

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [_]
                                                                         (b) [_]

  3   SEC USE ONLY

  4   SOURCE OF FUNDS (See Instructions)

                                       N/A

  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)
                                                                             [_]

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

                      7  SOLE VOTING POWER
     NUMBER OF                             -0-
      SHARES
   BENEFICIALLY       8  SHARED VOTING POWER
     OWNED BY                              112,655
       EACH
    REPORTING         9  SOLE DISPOSITIVE POWER
      PERSON                               -0-
       WITH
                      10 SHARED DISPOSITIVE POWER
                                           112,655

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    112,655

  12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                     [_]

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     0.9%

  14  TYPE OF REPORTING PERSON (See Instructions)

                                      PN

                                  SCHEDULE 13D

CUSIP No. 400095204                                           Page 3 of 13 Pages

  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                               Archon Gen-Par, Inc.

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [_]
                                                                         (b) [_]

  3   SEC USE ONLY

  4   SOURCE OF FUNDS (See Instructions)

                                       N/A

  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)
                                                                             [_]

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

                      7  SOLE VOTING POWER
     NUMBER OF                             -0-
      SHARES
   BENEFICIALLY       8  SHARED VOTING POWER
     OWNED BY                              112,655
       EACH
    REPORTING         9  SOLE DISPOSITIVE POWER
      PERSON                               -0-
       WITH
                      10 SHARED DISPOSITIVE POWER
                                           112,655

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    112,655

  12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                     [_]

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     0.9%

  14  TYPE OF REPORTING PERSON (See Instructions)

                                      CO

                                  SCHEDULE 13D

CUSIP No. 400095204                                           Page 4 of 13 Pages

  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                          The Goldman Sachs Group, Inc.

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [_]
                                                                         (b) [_]

  3   SEC USE ONLY

  4   SOURCE OF FUNDS (See Instructions)

                                       N/A

  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)
                                                                             [_]

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

                      7  SOLE VOTING POWER
     NUMBER OF                             -0-
      SHARES
   BENEFICIALLY       8  SHARED VOTING POWER
     OWNED BY                            1,609,355
       EACH
    REPORTING         9  SOLE DISPOSITIVE POWER
      PERSON                               -0-
       WITH
                      10 SHARED DISPOSITIVE POWER
                                         1,609,355

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  1,609,355

  12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                     [_]

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    12.1%

  14  TYPE OF REPORTING PERSON (See Instructions)

                                      HC/CO

                                  SCHEDULE 13D

CUSIP No. 400095204                                           Page 5 of 13 Pages

  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                               Goldman, Sachs & Co.

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [_]
                                                                         (b) [_]

  3   SEC USE ONLY

  4   SOURCE OF FUNDS (See Instructions)

                                       N/A

  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)
                                                                             [X]

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

                      7  SOLE VOTING POWER
     NUMBER OF                             -0-
      SHARES
   BENEFICIALLY       8  SHARED VOTING POWER
     OWNED BY                              1,609,355
       EACH
    REPORTING         9  SOLE DISPOSITIVE POWER
      PERSON                               -0-
       WITH
                      10 SHARED DISPOSITIVE POWER
                                           1,609,355

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,609,355

  12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                     [_]

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     12.1%

  14  TYPE OF REPORTING PERSON (See Instructions)

                                      PN/BD/IA

CUSIP No. 400095204	PAGE 6 OF 13 PAGES

                Archon Group, L.P., Archon Gen-Par, Inc., The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. hereby amend the report on Schedule 13D, dated January 24, 1997 (the “Schedule 13D”), filed in respect of shares of common stock, par value $0.01 per share, of Grubb & Ellis Company, a Delaware corporation (the “Company”), as amended by Amendment No. 1 to the Schedule 13D, dated December 4, 2000. Capitalized terms used but not defined herein shall have the meaning attributed to such terms in the Schedule 13D.

Item 2.      Identity and Background.

                Schedule 2A and Schedule 2B to the Schedule 13D are hereby amended to read in their entirety in the form attached hereto.

Item 4.      Purpose of the Transaction.

                Item 4 of the Schedule 13D is hereby amended by adding the following language immediately prior to the last paragraph thereof:

On February 1, 2001, the Company announced the final results of its previously announced self tender offer for shares of the Company’s outstanding Common Stock. Pursuant to such tender offer by the Company, GSG and ALP sold to the Company 828,300 and 62,345 shares, respectively, of the Common Stock of the Company at a price of $7.00 per share.

Item 5.      Interest in Securities of the Issuer.

                Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

(a)1. As of February 1, 2001, GSG beneficially owned 1,609,355 shares of Common Stock, representing approximately 12.1% of the number of outstanding shares of Common Stock (based on information provided by the Company to representatives of the Reporting Persons).

2. As of February 1, 2001, GSC may be deemed to beneficially own 1,609,355 shares of Common Stock, which are beneficially owned by GSG as described above, representing approximately 12.1% of the number of outstanding shares of Common Stock (based on information provided by the Company to representatives of the Reporting Persons).

3. As of February 1, 2001, ALP beneficially owned 112,655 shares of Common Stock, representing approximately 0.9% of the number of outstanding shares of Common Stock (based on information provided by the Company to representatives of the Reporting Persons).

CUSIP No. 400095204	PAGE 7 OF 13 PAGES

4. As of February 1, 2001, AGP, as the general partner of ALP, may be deemed to beneficially own 112,655 shares of Common Stock, which are beneficially owned by ALP as described above, representing approximately 0.9% of the number of outstanding shares of Common Stock (based on information provided by the Company to representatives of the Reporting Persons).

(b) Each Reporting Person shares the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated in the second through fifth pages of this filing.

(c) On February 1, 2001, the Company announced the final results of its previously announced self tender offer for shares of the Company’s outstanding Common Stock. Pursuant to such tender offer by the Company, GSG and ALP sold to the Company 828,300 and 62,345 shares, respectively, of the Common Stock of the Company at a price of $7.00 per share.

No other transactions were effected by the Reporting Persons, or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules 2A and 2B hereto, during the period from December 5, 2000 through February 1, 2001.

(d) No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Reporting Person.

CUSIP No. 400095204	PAGE 8 OF 13 PAGES

SIGNATURE

                Each Reporting Person certifies that, after reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, the information set forth in this Statement is true, complete and correct.

Dated: February 6, 2001	ARCHON GROUP, L.P. By: /s/ Roger S. Begelman Name: Roger S. Begelman Title: Attorney-in-Fact
Dated: February 6, 2001	ARCHON GEN-PAR, INC. By: /s/ Roger S. Begelman Name: Roger S. Begelman Title: Attorney-in-Fact
Dated: February 6, 2001	GOLDMAN, SACHS & CO. By: /s/ Roger S. Begelman Name: Roger S. Begelman Title: Attorney-in-Fact
Dated: February 6, 2001	THE GOLDMAN SACHS GROUP, INC. By: /s/ Roger S. Begelman Name: Roger S. Begelman Title: Attorney-in-Fact

CUSIP No. 400095204	PAGE 9 OF 13 PAGES

POWER OF ATTORNEY

                KNOW ALL PERSONS BY THESE PRESENTS that GOLDMAN, SACHS & CO. (the “Company”) does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the “Act”), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

                THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

                IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of December 8th, 2000.

GOLDMAN, SACHS & CO.

By:       /s/ Gregory K. Palm
Name: Gregory K. Palm
Title: Managing Director

POWER OF ATTORNEY

                KNOW ALL PERSONS BY THESE PRESENTS that THE GOLDMAN SACHS GROUP, INC. (the “Company”) does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934 (as amended, the “Act”), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

                THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of

CUSIP No. 400095204	PAGE 10 OF 13 PAGES

attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

                IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of December 8th, 2000.

THE GOLDMAN SACHS GROUP, INC.

By:       /s/ Gregory K. Palm
Name: Gregory K. Palm
Title: Executive Vice President and General Counsel

POWER OF ATTORNEY

                KNOW ALL PERSONS BY THESE PRESENTS that ARCHON GEN-PAR, INC. (the “Company”) does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

                THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

                IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of January 29th, 2001.

ARCHON GEN-PAR, INC.

By:       /s/ Elizabeth M. Burban
Name: Elizabeth M. Burban
Title: Vice President

CUSIP No. 400095204	PAGE 11 OF 13 PAGES

POWER OF ATTORNEY

                KNOW ALL PERSONS BY THESE PRESENTS that ARCHON GROUP, L.P. (the “Company”) does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

                THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

                IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of January 29th, 2001.

ARCHON GROUP, L.P.
By: Archon Gen-Par, Inc.

By:       /s/ Elizabeth M. Burban
Name: Elizabeth M. Burban
Title: Vice President

CUSIP No. 400095204	PAGE 12 OF 13 PAGES

Schedule 2A

                The names and principal occupations of each of the executive officers of AGP are set forth below:

Name	Present Principal Occupation

Daniel M. Neidich	Managing Director of Goldman, Sachs & Co.

Stuart M. Rothenberg	Managing Director of Goldman, Sachs & Co.

Todd A. Williams	Managing Director of Goldman, Sachs & Co.

Michael K. Klingher	Managing Director of Goldman, Sachs & Co.

Ralph F. Rosenberg	Managing Director of Goldman, Sachs & Co.

Edward M. Siskind	Managing Director of Goldman Sachs International

Kevin D. Naughton	Managing Director of Goldman, Sachs & Co.

James B. McHugh	Vice President of Goldman, Sachs & Co.

Esta E. Stecher	Managing Director of Goldman, Sachs & Co.

David Viniar	Managing Director of Goldman, Sachs & Co.

                The directors of AGP are set forth below:

Name	Present Principal Occupation

Stuart M. Rothenberg	Managing Director of Goldman, Sachs & Co.

James Lozier	President and Chief Operating Officer of Archon Group, L.P.

Steve Mnuchin	Managing Director of Goldman, Sachs & Co.

Todd A. Williams	Managing Director of Goldman, Sachs & Co.

Daniel M. Neidich	Managing Director of Goldman, Sachs & Co.

Esta E. Stecher	Managing Director of Goldman, Sachs & Co.

Ralph F. Rosenberg	Managing Director of Goldman, Sachs & Co.

David Viniar	Managing Director of Goldman, Sachs & Co.

                The business address of all the executive officers and directors listed above except Edward M. Siskind, James Lozier and Todd A. Williams is 85 Broad Street, New York, New York 10004. The business address of Edward M. Siskind is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Todd A. Williams is 100 Crescent Court, Suite 1000, Dallas, Texas 75201. The business address of James Lozier is 600 East Las Colinas Blvd, Irving, TX 75039.

                Each person listed above is a citizen of the United States of America.

CUSIP No. 400095204	PAGE 13 OF 13 PAGES

Schedule 2B

                The name of each director of The Goldman Sachs Group, Inc. is set forth below.

                The business address of each person listed below except John L. Thornton, Sir John Browne, James A. Johnson, John H. Bryan and Ruth J. Simmons is 85 Broad Street, New York, NY 10004. The business address of John L. Thornton is Goldman Sachs International, Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Sir John Browne is BP Amoco plc, Britannic House, 1 Finsbury Circus, London EC2M 7BA, England. The business address of James A. Johnson is Johnson Capital Partners, 600 New Hampshire Avenue, NW, Suite 620, Washington, D.C. 20037. The business address of John H. Bryan is Sara Lee Corporation, Three First National Plaza, 47th Floor, Chicago, IL 60602-4260. The business address of Ruth J. Simmons is Office of the President, Smith College, College Hall Room 20, Northampton, MA 01063.

                Each person is a citizen of the United States of America except for Sir John Browne, who is a citizen of the United Kingdom. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation

Henry M. Paulson, Jr.	Chairman and Chief Executive Officer of The Goldman Sachs Group, Inc.

Robert J. Hurst	Vice Chairman of The Goldman Sachs Group, Inc.

John A. Thain	President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc.

John L. Thornton	President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc.

Sir John Browne	Group Chief Executive of BP Amoco plc

James A. Johnson	Chairman and Chief Executive of Johnson Capital Partners

John H. Bryan	Chairman and Chief Executive Officer of Sara Lee Corporation

Ruth J. Simmons	President of Smith College

John L. Weinberg	Senior Chairman of The Goldman Sachs Group, Inc.